

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

September 15, 2021

Ryan Frazier
Chief Executive Officer
Arrived Homes, LLC
999 3rd Avenue, Suite 3300
Seattle, WA 98105

Arrived Homes, LLC

> **Re: Arrived Homes, LLC**
> **Post Qualification Amendment on Form 1-A**
> **Filed September 7, 2021**
> **File No. 024-11325**

Dear Mr. Frazier:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Offering Statement on Form 1-A

Exhibits

1. Please revise the legal opinion filed as Exhibit 12.1 to reflect the amounts of the securities being qualified in the offering statement.

       Please contact Ruairi Regan at 202-551-3269 or James Lopez at 202-551-3536 if you have any questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Real Estate & Construction

cc: John Rostum, Esq.